INVEST IN **TRADE STREET JAM CO.**

Minority & woman-owned gourmet food company. Clean labels. Culinary inspired.


SMOKED YELLOW PEACH
TRADE STREET JAM CO





tradestjamco.com New York NY

Retail | Food | Minority Owned | Ecommerce | Female Founder

LEAD INVESTOR



Donald Rouse CEO, Daly & Mercer

TSJC is a fantastic product, with a motivated and get it done leadership team driving the brand forward. The runway for growth of the business has made it an attractive investment along with the ability to support a BIOPC owned company. I am attractive to the leaderships' team ability to navigate the pandemic challenges while scaling the business to grow for the next 5-10 years. Such an amazing company, product and investment opportunity. It is a must to add to your investment portfolio!

Invested $5,000 this round

Highlights

1. Bootstrapped to over $600k revenue
2. $5.5M valuation based on 2021 angel investment fundraising

2. $5.5M valuation based on 2021 angel investment fundraising

3. Expanded product portfolio to include hot sauces, elixirs, baking mixes & more
4. Direct-to-consumer brand centered around clean label ingredients and culinary innovation
5. Projected $1.3M revenue for 2023 (not guaranteed)

Our Team



Ashley Rouse Founder & CEO

18 years of culinary experience. 6 years of marketing and social media. 14 years of putting food in jars. Creative mastermind with an eye for design. Honest and focused. Favorite jam? "Plum + Rose. It's super floral and totally romantic."

I've always loved the concept of preserving goods, and gifting those products away to those closest to me. I love that I can share a piece of my heart and culinary experience with my customers. Plus, I'm switching it up by

offering a low sugar, clean label product because the health and longevity of my community matters to me.



Donald Rouse Advisor

17 years of marketing experience. 9 years in CPG. Strategic thinker helping brands grow their revenue and customer base. Favorite jam? "Smoked Peach. Hands down. There's nothing like it. It's wild."



Danita White Marketing Manager

5 years of digital content creation and social media experience. Passionate about online community building, small business growth, and creative storytelling. Detail oriented. Favorite jam? "Plum + Rose. It's literally perfect with almost anything."



Bridgette Salley E-commerce Specialist

Lifecycle marketing expert. 8 years of experience in the e-commerce space. 6 years of experience in growing DTC businesses. Favorite jam? "Sour Cherry Ginger. It's sweet and sour at the same time!"



Abraham Williamson Outside General Counsel

4 years of legal finance experience. 12 years of simplifying innovative ideas. 4 years of micro angel investing. Inquisitive workhorse. Favorite jam? "Smoked Peach. It adds good vibes--on the side or on top--any time of day!"



Shondra WASHINGTON CFO

On-demand CFO and strategist for early-stage companies. 9 years in operations & finance. Helped companies raise a total of $30M. Creative at heart. Puts the “E” in energy. Favorite jam? "Blueberry Lemon Basil. I love it mixed into bourbon!"



Suni Thakor Investor

18+ years in global growth strategy and portfolio management. Favorite jam? "I actually love the Cherry Chipotle Mocktail Elixir! It makes a great cocktail."



Melissa Bradley Investor

Serial entrepreneur, investor, professor and researcher. Expertise in investing, financial services, entrepreneurship, venture capital, social responsibility and media. Significant start-up experience. Aspirational golfer.



Jarryn Mercer Customer Success & Project Coordinator

Over 10 years of executive support in higher education and finance. MPA and M.S.Ed. holder. Enjoys being creative through project management. Favorite jam? "Cranberry Raspberry Sage. Literally no other jam tastes this good in a cocktail."

This is OUR Jam!


EST. IN BROOKLYN
TRADE STREET JAM CO.
welcome to
TRADE STREET
NOT YOUR AVERAGE JAM.


STRAWBERRY CHIPOTLE & FIG
PLUM & ROSE
SMOKED YELLOW PEACH
SOUR CHERRY GINGER
TRADE STREET JAM CO.

Trade St. Jam Co. is a chef, woman, and minority-owned and certified business that started in a tiny apartment in North Carolina on Trade Street. Our passion for all things food grew into something more: a company built on the foundation of culinary innovation.

We strive to share our 18+ years of culinary knowledge in the form of a small batch jar that can be used in cocktails, salad dressings, BBQ sauces, marinades, pan sauces & more.

Cooking should be fun and reflective of the person at hand, but what it shouldn't be, is complicated.


problem
There's a misconception that jams are sugary and filled with "bad" ingredients.
Jam selections are dominated with basic flavors that offer little innovation and limited applications.
Consumers want healthier options for themselves and their families without sacrificing flavor.
solution
A low sugar jam with a clean label and culinary crafted flavors lending itself to unlimited applications!
Culinary inspired
Clean label
Cocktails, cooking & baking

Why Trade Street Jam Co.?

Consumer shopping habits and product selection are changing and changing fast. Consumers are leveraging the power of the internet and social media to find and purchase products. They want healthier options for themselves and their families without sacrificing flavor.

As a direct-to-consumer gourmet food company, Trade Street Jam Co. delivers on what consumers want and how they want to shop and interact with brands. Our products are curated by our founder, who has over 17 years of culinary experience, and knows the right flavor combinations to excite consumers--

without compromising on healthy benefits.


products
Jam is our foundation, but as a direct-to-consumer gourmet food company, we've branched into other innovative products that reach our target consumers and increase profitability.
JAMS
MOCKTAIL ELIXIRS
BAKING MIXES
HOT SAUCES

Who do we reach?

This company is reaching jammers on all spectrums:

- The Home Chef
- The Healthy Snacker
- The New-Age Mom


our jammers
THE HOME CHEF
Our products cater to the home chef--the cook who loves to stay in, but still yearns for a "craft" meal that they can curate on their own. They're adventurous, but still desire ease in the kitchen.
THE HEALTHY SNACKER
This type of consumer loves to eat and snack, but more specifically is a label reader and searches for delicious, better-for-you foods to purchase.
THE NEW-AGE MOM
Our "new-age" mom looks to introduce her children to healthier foods at a younger age. She carefully reads nutritional labels before bringing products into the household, and is willing to pay a premium when she finds them.

Our competitive advantage

We have developed our competitive advantage on the community we've built, our

We have developed our competitive advantage on the community we've built, our clean label products and the culinary innovation we bring to our jammers.



competitive advantage
THE COMMUNITY WE'VE BUILT
With over 23k followers on social and 12k email subscribers, we've built a Jamily of more than just one-off consumers who spread the brand through word-of-mouth and purchase often. In return, we provide them with value-driven content that ties back into the jam experience.
OUR CLEAN LABEL
All of Trade Street's jams are vegan, free of additives or preservatives, and extremely low in sugar, with about 3-5 grams of added sugar per serving, compared to 13-15 grams in traditional jams.
THE CULINARY EXPERIENCE
Our innovation in our culinary inspired flavors lend to endless possibilities! Think: Spicy Kiwi Mojitos, Firecracker Peach Salmon, or Strawberry Chipotle & Fig Flatbread. We bring out the home chef in you.
BLACKBERRY MULLED MERLOT
SMOKED YELLOW PEACH
STRAWBERRY CHIPOTLE & FIG
TRADE STREET JAM CO.



Trade Street Jam Co.'s Owner on How She Develops Her Ja...
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Who's behind the brand?

Trade Street's owner is an 18+ year culinarian with an eye for innovation. She puts together flavors like it's nobody's business, and has created a brand that embodies the trendiness of Brooklyn and the southern hospitality of the Carolinas.



who we are
Trade Street Jam Co. is a minority & woman-owned direct-to-consumer jam company founded in 2017 by Ashley Rouse. Ashley, who's been a chef for almost 15 years, created the name for the company in 2008 while living in an apartment on Trade Street in Charlotte, North Carolina.
Now, over a decade later, Ashley and her Brooklyn-based company create fruit forward and clean tasting vegan jams and products that are low in sugar and high in flavor. Her creations are best

used in craft cocktails, BBQ sauces, glazes for meats or vegetables, baked goods, yogurt, overnight oats, salad dressings and more.

Community is at the core of her business, so Ashley aspires to teach jam classes to kids at underprivileged schools and to use residual jams to feed the less fortunate, two efforts that are near and dear to the owner's heart.


TRADE STREET JAM CO.

Our future growth

We are prepared for accelerated growth over the next two years.

- $1.3M in 2023
- $3M in 2024

These projections and the projections listed on the slide below cannot be guaranteed.


sales
Trade Street has tripled sales YOY from 2017 to 2020. Due to a large scale loss of product as a result of manufacturing issues, sales were impacted in 2022. The focal point has been on correcting the issue to allow us to drive revenue with product that meets our high-quality standards.
4,000,000
3,000,000
2,000,000
1,000,000
0
2017
2018
2019
2020
2021
2022
2023
2024


sales strategy
PHASE 1
DTC
Website
Over 50% of our online sales have been organic. We continue to increase revenue by driving cart price up through product bundling and other dynamic pricing strategies.
PHASE 2
DTC x Retail
Online Retailers
Amazon, Mouth.com, Nordstrom, Weight Watchers, Fresh Direct and more. These accounts are already reaching premium, specialty online food consumers.
Wholesale Platforms
With platforms like Faire, Tundra, The Good Trends, Mable and Bulletin, we're able to reach over 150,000 retailers.
PHASE 3
Mass Retail
Specialty Retailers
Whole Foods
Fresh Market
Wegman's
Sprouts
Target


the market
DTC
In 2020, there was $17.5 billion worth of sales in the US by DTC businesses, marking a 24.3% rise from 2019
ProfitWell
GOURMET FOOD
Specialty food sales grew 10% between 2016 and 2018 to $148.7 billion and now account for 16% of the total food market
Food Business News
E-COMMERCE
E-commerce represents 2% of the specialty food retail market at $3 billion in sales
Food Business News

Where we've been

Trade Street's presence, vibe and awesome products has led to tons of organic press, all of which couldn't be mentioned in one place! Including an episode on Viceland's 'Hustle', which aired in 2019 and brought major awareness to the brand.


food network
The New York Times
LIVESTRONG
COSMOPOLITAN
ESSENCE
BEVNET
Good Housekeeping
Chowhound
BuzzFeed
People
kitchn
press

testimonials

❝ This jam transforms a grilled cheese into

❝ A jar of Trade Street Jam is a must-buy now.

❝ Thank you for making our quarantine dinners

something complex and magical.

Grace D.

and always. A literal masterpiece.

Food Network

super delicious and memorable.

Customer

“ Spread it onto toast, stir it into vanilla ice cream, or, like the GH Test Kitchen is known to do, eat it by the spoonful.

Good Housekeeping

“ This jam is a GAME CHANGER.

Samantha

“ These jams were delicious blends, including flavor combinations I had never seen or considered before!

Laura W.

Our costs

Despite the wild market and numerous supply chain issues, Trade Street has been able to maintain strong product margins to positively affect their bottom line. As the brand continues to scale, efficiencies will be made in ingredients and packaging that will reduce COGS and increase margin.

		DTC			Wholesale		
	COGS	SRP	Gross Profit	Product Margin	Price	Gross Profit	Product Margin
Jams	$5.78	$15	$9.22	61%	$7.99	$2.21	28%
Mocktail Elixir	$3.84	$18	$14.16	79%	$7.99	$4.15	52%
Hot Sauce	$6.55	$16	$9.45	59%	$8.29	$1.74	21%
Biscuit Mix	$3.37	$13.95	$10.58	76%	$6.95	$3.58	52%

75% of Trade Street's revenue comes from DTC sales, and 25% comes from wholesale.

cost of goods

It's all about the money (sort of)

We have a plan! But we need your dollars to help us execute. Our bridge round will assist us in securing raw materials in bulk, acquiring new customers and hiring staff to help the brand grow. After all, we can't do it alone.

investment

We are looking for bridge round financing to support us in navigating a disruptive supply chain environment

$600K **$250K** **$1.3M**

seed round

To date, we've injected $50k in personal investment

bridge round

Looking for additional funding for efficiencies in manufacturing

revenue

Projected sales for 2023

allocation



RAW MATERIALS

Capital will assist in securing raw materials in mass quantities to ensure low costs, high margins and consistent inventory.

focus:

Jars, labels, produce & other goods



CUSTOMER ACQUISITION

Investing in the acquisition of new customers and increasing current customers' cost per transaction will allow us to drive more revenue.

focus:

New accounts, SEO, PR & digital ads



HIRING

Hiring will help the brand grow in multiple areas such as operations, sales, advertising and brand awareness.

focus:

E-commerce sales manager and a marketing & conversion agency


This Trade Street Jam is a game changer!
I know! That's why I just invested!!

contact us

Ashley Rouse
ashley@tradestjamco.com
704-706-7222